Exhibit 23.2
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            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Dynatronics Corporation:


We consent to the incorporation by reference in the registration statement (No. 33-53524) on Form S-8 of Dynatronics Corporation, of our report dated August 8, 2003, with respect to the balance sheet of Dynatronics Corporation as of June 30, 2003, and the related statements of income, stockholders' equity, and cash flows for the year ended June 30, 2003, which report appears in the June 30, 2004, annual report on Form 10-KSB of Dynatronics Corporation.

Our report dated August 8, 2003, contains an explanatory paragraph that states that the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/ KPMG LLP

Salt Lake City, UT
September 23, 2004